BRITISH COLUMBIA
ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MegaWest Energy Corp. (the "Company") Suite 800, 926 – 5th Avenue S.W. Calgary, Alberta, Canada T2P 0N7

Item 2.	Date of Material Change(s)

October 25, 2007.

Item 3.	News Release

The Company’s news release dated October 25, 2007 was disseminated by Market Wire on October 25, 2007.

Item 4.	Summary of Material Change

The Company has acquired an interest in over 33,000 acres of land in Montana, USA from a group of private companies that will form the Company’s Big Sky Project. The Big Sky Project will become an additional core focus area for the Company.

The purchase price for the Big Sky Project will consist of: (i) US$300,000, (ii) 500,000 common shares of the Company and (iii) 250,000 warrants, whereby each warrant will entitle the holder to purchase one common share of the Company at a price of US$2.50 for a period of 18 months.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See attached News Release.

	5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.737.1015.

Item 9.	Date of Report This report is dated October 25, 2007.

News Release

MegaWest Acquires Big Sky Heavy Oil Project in Montana

Calgary, Alberta; October 25, 2007 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the acquisition of an interest in over 33,000 acres of land, in Montana, USA from a group of private companies (the “Vendor”) that will form the Company’s Big Sky Project. The Big Sky Project will become an additional core focus area for the Company.

The Big Sky acquisition includes a 40% working interest in the Teton River prospect in Choteau County, Montana, which comprises over 27,000 acres. MegaWest will earn an additional 20% working interest by carrying the Vendor through the first US$2.0 million of work (additional leasing, seismic, test wells, geologic studies, pilot project development and implementation) after which the Vendor will be responsible for its 40% working interest share of all cost, risk, expense and benefit related to the Prospect.

The Big Sky acquisition also includes a 40% working interest in the Loma Prospect in Choteau County, Montana, which comprises over 6,000 acres. MegaWest will earn an additional 20% working interest by carrying the Vendor through the first US$1.0 million of work (additional leasing, seismic, geologic studies, and test wells) after which the Vendor will be responsible for its 40% working interest share of all cost, risk, expense and benefit related to the Prospect.

The purchase price for the Big Sky Project will consist of (a) US $300,000, (b) 500,000 common shares of MegaWest, and, (c) 250,000 warrants, whereby each warrant will entitle the holder to purchase one common share of MegaWest at a price of US $2.50 USD for a period of 18 months.

MegaWest and Vendor have established a regional Area of Mutual Interest covering approximately 1,000,000 acres that shall remain active for the next two years. The interest in the AMI shall be divided 65% to MegaWest and 35% to Vendor. MegaWest shall pay for 100% of the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100% payout of all such costs and expenses incurred for each such prospect prior to Vendor receiving its respective share.

Vendor mapping and volumetric calculations indicate about 250 million barrels of speculative oil resource on the Teton River Prospect, and about 160 million barrels of speculative oil resource plus about 7.5 BCF of speculative gas resource on the Loma Prospect. MegaWest will work diligently to confirm these estimates through seismic acquisition, delineation drilling and the preparation of a third-party study to establish 51-101 compliant estimates.

The Company’s President and CEO, George T. Stapleton, II stated, “MegaWest has always indicated to the Company’s shareholders that we will continue to acquire large blocks of oil and gas rights expected to contain substantial deposits of heavy oil. The addition of this key Montana acreage should significantly increase the Company’s potential oil and gas resources.”

MegaWest’s experienced management seeks to prove up significant resources and achieve early production from its world-class suite of operated properties. MegaWest now owns or has the right to earn an interest in over 100,000 acres in Texas, Kentucky, Missouri, Kansas and Montana. The underpinning for MegaWest’s strategy is the convergence of the necessity for North American security of energy supply, current world oil prices, and significant commercial developments in thermal recovery technologies. Through delineation drilling and the completion of pilot thermal and enhanced recovery production tests, MegaWest plans to establish proven and producing unconventional heavy oil resources in each of its core areas.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock 1 (877) 984-6342 Email: info@megawestenergy.com	Mike Parker 1 (888) 506-7979 MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.